REWARDSTREAM SOLUTIONS INC.
201 – 440 Cambie St.
Vancouver, British Columbia
V6B 2N5
Telephone: 1.877.682.0040
Email: info@rewardstream.com

November 2, 2016

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant

Dear Sirs:

Re:      RewardStream Solutions Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 20-F
Filed October 17, 2016
File No. 000-52568

The Company hereby requests immediate withdrawal of its Registration Statement on Form 20-F (File No. 000-52568), which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2016, along with any amendments and exhibits (the “Registration Statement”).  The Company is withdrawing the Registration Statement to ensure that all comments from the Commission have been sufficiently addressed and resolved before the Registration Statement becomes automatically effective after 60 days when it was initially filed.

We respectfully request that the Commission consent to this application.  If you have any questions or comments relating to this matter, please contact Robert Jung at 604.973.0579, counsel for the Company.

             Yours truly,

             REWARDSTREAM SOLUTIONS INC.

             Per:   /s/ Charles Abel
             Charles Abel
             Chief Financial Officer (Principal Financial Officer)